UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Platinum Underwriters Holdings, Ltd.

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G7127P 10 0

(CUSIP Number)

Bruce A. Backberg

Senior Vice President

The St. Paul Companies, Inc.

385 Washington Street

St. Paul, Minnesota 55102

(651) 310-7916

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7127P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The St. Paul Companies, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒*

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*

13.	Percent of Class Represented by Amount in Row (11) 27.8%

14.	Type of Reporting Person (See Instructions) HC

*  Group membership with Jay S. Fishman is disclaimed.

                This Amendment No. 1 to Schedule 13D hereby amends and supplements a Schedule 13D dated November 1, 2002 (the “Original Statement”) filed by and on behalf of The St. Paul Companies, Inc. (“The St. Paul”) with respect to the Common Shares, $0.01 par value per share (the “Common Shares”) of Platinum Underwriters Holdings, Ltd., a Bermuda corporation (“Platinumt”).  The St. Paul is sometimes referred to herein as the “Reporting Person.”

                Except as set forth below, there are no changes to the information in the Original Statement.  All terms used, but not defined, in this Amendment No. 1 are as defined in the Original Statement.

Item 2.	Identity and Background

                The Reporting Person hereby provides the following supplemental disclosure to this Item 2:

                As of March 24, 2004, the name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors, advisory directors and executive officers, as applicable, of the Reporting Person are set forth in Exhibit A hereto.  Each person listed in Exhibit A hereto is a citizen of the United States.

                During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Exhibit A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

                This Amendment No. 1 is being filed while the Reporting Person is in the process of verifying information required herein from its directors and executive officers.  If the Reporting Person obtains information concerning such individuals that would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 4.	Purpose of Transaction

                The Reporting Person hereby adds the following disclosure to this Item 4:

                On March 22, 2004, Platinum filed with the Securities and Exchange Commission (the “SEC”) a shelf registration statement on Form S-3 (No. 333-113823) (the “Shelf Registration Statement”) registering up to $750,000,000 of Common Shares, preference shares, depositary shares, debt securities, warrants, purchase contracts and purchase units, including up to 6,000,000 Common Shares held by F&M and 6,000,000 Common Shares issuable to The St. Paul pursuant to the Option Agreements.  In connection with the filing of the Shelf Registration Statement, The St. Paul has agreed with Platinum that the demand registration rights referenced above have been reduced by one.   Upon effectiveness of the Shelf Registration Statement, The St. Paul may from time to time on one or more occasions offer and sell any or all of the Common Shares held by it that are registered under the Shelf Registration Statement.  The registration of the Common Shares held by The St. Paul does not necessarily mean that The St. Paul will offer or sell any of the Common Shares it holds.

Item 7.	Material to Be Filed as Exhibits
Exhibit A Information concerning Directors and Executive Officers of The St. Paul.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2004

THE ST. PAUL COMPANIES, INC.

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President

EXHIBIT INDEX

Exhibit	Description	Method of Filing
A	Information concerning Directors and Executive Officers of The St. Paul	Filed herewith

Exhibit A

DIRECTORS AND EXECUTIVE OFFICERS OF

THE ST. PAUL COMPANIES, INC.

Name	Position with The St. Paul	Present Principal Occupation or Employment	Business Address	Shares of Select Platinum Beneficially Owned	Description of any Contract, Arrangement, Understanding or Relationship with Respect to Any Securities of Platinum
Carolyn H. Byrd	Director	Chairman and Chief Executive Officer, Globaltech Financial	Globaltech Financial 2839 Paces Ferry Road, Suite 810 Atlanta, GA 30339	0	None
John H. Dasburg	Director	Chairman and Chief Executive Officer, DHL Airways, Inc.	DHL Airways, Inc. Two S. Biscayne Blvd., Suite 3663 Miami, FL 33131	0	None
Janet M. Dolan	Director	President and Chief Executive Officer, Tennant Company	Tennant Company 701 N. Lilac Drive Minneapolis, MN 55422	0	None
Kenneth M. Duberstein	Director	Chairman and Chief Executive Officer, The Duberstein Group	The Duberstein Group 2100 Pennsylvania Ave. NW., Suite 500 Washington, DC 20037	0	None
Jay S. Fishman	Chairman, President, CEO and Director	Chairman, President, CEO and Director of The St. Paul	385 Washington Street St. Paul, MN 55102	16,334 (1)	(2)
Lawrence G. Graev	Director	President & CEO, The GlenRock Group, LLC	The GlenRock Group, LLC Tower 56 126 East 56th Street New York, NY 10022	0	None
Thomas R. Hodgson	Director	Former President and Chief Operating Officer, Abbott Laboratories	225 E. Deerpath Suite 222 Lake Forest, IL 60045	0	None

Name	Position with The St. Paul	Present Principal Occupation or Employment	Business Address	Shares of Select Platinum Beneficially Owned	Description of any Contract, Arrangement, Understanding or Relationship with Respect to Any Securities of Platinum
William H. Kling	Director	President, Minnesota Public Radio, President, Minnesota Communications Group and President, Greenspring Company	Minnesota Public Radio 45 E. 7th Street St. Paul, MN 55101	0	None
James A. Lawrence	Director	Executive Vice President & Chief Financial Officer, General Mills	General Mills One General Mills Blvd. Minneapolis, MN 55426	0	None
John A. MacColl	Vice Chairman, General Counsel, and Director	Vice Chairman and General Counsel of The St. Paul	385 Washington Street St. Paul, MN 55102	0	None
Glen D. Nelson	Director	Retired, formerly Vice Chairman, Medtronic, Inc.	301 Carlson Parkway, Suite 315 Minnetonka, MN 55305	0	None
Gordon M. Sprenger	Director	Retired, formerly Chief Executive Officer, Allina Health Systems, Inc.	Abbott Northwestern Hospital 800 E. 28th Street Rte 16500 Minneapolis, MN 55407	0	None
Bruce A. Backberg	Senior Vice President & Corporate Secretary	Senior Vice President & Corporate Secretary of The St. Paul	385 Washington Street St. Paul, MN 55102	0	None
Andy F. Bessette	Executive Vice President-Chief Administrative Officer	Executive Vice President-Chief Administrative Officer of The St. Paul	385 Washington Street St. Paul, MN 55102	0	None
Thomas A. Bradley	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of The St. Paul	385 Washington Street St. Paul, MN 55102	0	None

Name	Position with The St. Paul	Present Principal Occupation or Employment	Business Address	Shares of Select Platinum Beneficially Owned	Description of any Contract, Arrangement, Understanding or Relationship with Respect to Any Securities of Platinum
John P. Clifford, Jr.	Senior Vice President-Human Resources	Senior Vice President-Human Resources of The St. Paul	385 Washington Street St. Paul, MN 55102	0	None
Laura L. Gagman	Vice President-Finance & Investor Relations	Vice President-Finance & Investor Relations of The St. Paul	385 Washington Street St. Paul, MN 55102	0	None
William Heyman	Executive Vice President & Chief Investment Officer	Executive Vice President & Chief Investment Officer of The St. Paul	385 Washington Street St. Paul, MN 55102	0	None
Samuel G. Liss	Executive Vice President-Business Development	Executive Vice President-Business Development of The St. Paul	385 Washington Street St. Paul, MN 55102	0	None
T. Michael Miller	Executive Vice President-Specialty Commercial of F&M	Executive Vice President-Specialty Commercial of F&M	385 Washington Street St. Paul, MN 55102	0	None
John Charles Tracy	Vice President-Corporate Controller	Vice President-Corporate Controller of The St. Paul	385 Washington Street St. Paul, MN 55102	0	None
Kent D. Urness	Executive Vice President-International Insurance Operations of F&M	Executive Vice President-International Insurance Operations of F&M	385 Washington Street St. Paul, MN 55102	0	None
Timothy M. Yessman	Executive Vice President-Claim of F&M	Executive Vice President-Claim of F&M	385 Washington Street St. Paul, MN 55102	0	None
Marita Zuraitis	Executive Vice President-Commercial Lines of F&M	Executive Vice President-Commercial Lines of F&M	385 Washington Street St. Paul, MN 55102	0	None

(1)  Includes 8,334 Common Shares issuable upon exercise of stock options.

(2) As a non-employee director of Platinum, Mr. Fishman has been granted a ten-year option to purchase, at the initial public offering price, up to 25,000 Common Shares, vesting in three equal installments on each of the first three anniversaries of the Public Offering.